Filed Pursuant to Rule 424(b)(3)
Registration No. 333-101611

Supplement dated March 11, 2004
(To Prospectus dated December 23, 2002 and Prospectus Supplement dated February 24, 2003, as supplemented by a Supplement dated
November 7, 2003 and a Supplement dated January 12, 2004)

UNITED DOMINION REALTY TRUST, INC.
Medium-Term Notes Due Nine Months or More From Date of Issue

We have increased the aggregate initial offering price of our Medium-Term Notes Due Nine Months or More From Date of Issue available for offering from time to time from $500,000,000 to $700,000,000. To reflect this change, all references to the aggregate initial offering price in the accompanying Prospectus Supplement dated February 24, 2003, as amended and supplemented by a Supplement dated November 7, 2003 and a Supplement dated January 12, 2004, are hereby amended to mean an aggregate initial offering price of $700,000,000.

In addition, in connection with the change referred to above, the table on the cover of the accompanying Prospectus Supplement dated February 24, 2003, as amended and supplemented, is hereby amended as follows:

	Price to Public(1)	Agents' Commission(2)	Proceeds to Us(1)(2)
Per note	100%	0.125% - 0.750%	99.875% - 99.250%

Total(3)	$700,000,000	$875,000 - $5,250,000	$699,125,000 - $694,750,000

(1) Unless otherwise specified in the applicable pricing supplement, the notes will be issued at 100% of their principal amount.

(2) The agents, individually or in a syndicate, may purchase notes, as principal, from us for resale to investors and other purchasers at varying prices relating to the prevailing market prices at the time of resale as determined by the applicable agent or, if so specified in the applicable pricing supplement, for resale at a fixed offering price. Unless otherwise specified in the applicable pricing supplement, any note sold to an agent as principal will be purchased by such agent at a price equal to 100% of the principal amount thereof less a percentage of the principal amount equal to the commission applicable to an agency sale of a note of identical maturity. If agreed to by us and an agent, such agent may utilize its reasonable efforts on an agency basis to solicit offers to purchase the notes at 100% of the principal amount thereof, unless otherwise specified in the applicable pricing supplement. We will pay a commission to an agent, ranging from 0.125% to 0.750% of the principal amount of a note, depending upon its stated maturity, sold through an agent as our agent. Commissions with respect to notes with stated maturities in excess of 30 years that are sold to or through an agent will be negotiated between us and such agent at the time of such sale.

(3) Or the equivalent thereof in one or more foreign currencies.